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                          February 9, 2024

       Dikla Czaczkes Akselbrad
       Chief Executive Officer
       PolyPid Ltd.
       372 Franklin Ave.
       P.O. Box 558
       Nutley, NJ 07110

                                                        Re: PolyPid Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed February 1,
2024
                                                            File No. 333-276826

       Dear Dikla Czaczkes Akselbrad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Howard E. Berkenblit